The Thai Fund, Inc.
Item 77C- Matters submitted to a vote of security holders


Annual Stockholder Meeting
June 21, 2017 as adjourned from time to time until August 3, 2017

To elect Directors of the Fund, each to serve until the year 2019 or 2020 annual meeting of stockholders, and until his or her successor has been elected and qualified, or until his or her earlier death, resignation or removal as provided by statute or the applicable charter.

Kathleen A. Dennis
For:		4,714,233.594
Withheld:	5,305,557.982

Joseph J. Kearns
For:		4,713,982.301
Withheld:	5,305,809.275

Michael E. Nugent
For:		4,721,726.594
Withheld:	5,298,064.982

Fergus Reid
For:		4,718,964.301
Withheld:	5,300,827.275

Patricia Maleski
For:		4,723,228.594
Withheld:	5,296,562.982

The other Directors of the Fund are Frank L. Bowman,
Nancy C. Everett, Jakki L. Haussler, Manuel H.
Johnson, Michael F. Klein and W. Allen Reed.